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Via EDGAR

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	A & B II, Inc.
Amendment No. 1 to Registration Statement on Form 10-12B
Filed on May 4, 2012
File No. 001-35492

Dear Mr. McTiernan:

On behalf of A & B II, Inc. (the “Company” or “New A&B”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated May 14, 2012 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement on Form 10 filed by the Company on May 4, 2012 (File No. 001-35492) (the “Registration Statement”).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 2 to the Registration Statement (i) reflecting, as appropriate, the responses to the Staff’s comments contained herein and (ii) updating the sections entitled “Capitalization,” “Selected Financial Data,” “Unaudited Pro Forma Combined Financial Statements,” “Management Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financials” for the three months ended March 31, 2012. We have supplementally provided a blackline of the Registration Statement marked against the May 4, 2012 filing to facilitate the Staff’s review.  References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 2 to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

1.              We note your response to comment 7.  While we appreciate that total portfolio average effective rent may not be a useful operating statistic for a diverse real estate portfolio, we continue to believe that a discussion of the impact of period to period changes in same store occupancy and same store average rent is useful to understanding in more detail the drivers in your period to period changes in Real Estate Leasing operating revenues.  Please revise accordingly.

Response:  In response to the Staff’s comment, the Company has expanded its disclosures to include same store occupancy and same store average rent discussions in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the Real Estate Leasing Segment (see pages 67-68 and 70-71).

Financial Statements

A&B Financial Statements

Significant Accounting Policies

Revenue Recognition, page F-11

2.              We have considered your response to our prior comment 15.  Please enhance your disclosure to clarify, if true, that real estate sales revenue represents the proceeds from the sales of properties that are considered held for sale immediately after development is completed.  Your enhanced disclosure should a general description of the types of properties that are typically developed for sale versus those that are held and leased by the company.

Response:  In response to the Staff’s comment, the Company has enhanced its disclosures in the paragraph entitled “Real Estate Sales Revenue Recognition” in note 2 to A&B’s Combined Financial Statements (see page F-13).

Self-Insured Liabilities, page F-14

3.              We have reviewed your response to comment number 16.  Please provide to us the information requested to support management’s representation that they reserves are immaterial.  Within your response, please ensure that you address the impact of any changes to the reserves have on the income statement in assessing materiality.

Response:  In response to the Staff’s comment, the Company has provided a roll forward of its self-insured liabilities described on page F-15 as follows:

($ in millions)	General Liability and Real & Personal Property	Employee Health	Workers’ Compensation	Real Estate Construction Warranty and Defect Claims	Total
January 1, 2009	$0.4	$0.6	$2.5	$3.4	$6.9
Incurred claims	0.8	4.6	1.5	—	6.9
Adjustments	(0.2)	(0.5)	(0.4)	—	(1.1)
Payments	(0.1)	(4.2)	(1.7)	(0.4)	(6.4)
December 31, 2009	0.9	0.5	1.9	3.0	6.3
Incurred claims	0.6	3.9	1.5	0.1	6.1
Adjustments	(0.1)	(0.2)	0.6	—	0.3
Payments	(0.1)	(3.7)	(1.7)	(0.3)	(5.8)
December 31, 2010	1.3	0.5	2.3	2.8	6.9
Incurred claims	0.1	3.3	1.6	0.2	5.2
Adjustments	—	0.3	(0.3)	—	—
Payments	(0.2)	(3.6)	(1.4)	(0.3)	(5.5)
December 31, 2011	$1.2	$0.5	$2.2	$2.7	$6.6

The Company respectfully advises the Staff that the balances of its self-insured liabilities as of December 31, 2011 and 2010 are not material as provided below:

($ in millions)	Total Liabilities	Self-Insured Liabilities	Self-Insured Liabilities as a Percentage of Total Liabilities
As of December 31, 2010	$652.9	$6.9	1.1%
As of December 31, 2011	$660.8	$6.6	1.0%

The Company also respectfully advises the Staff that the changes in the self-insured liabilities for the years ended December 31, 2011, 2010, and 2009 were not material as provided below:

($ in millions)	Net Income	Revenues	Pre-Tax /After-Tax* Increase (Decrease) in Self-Insured Liabilities	Change in Self-Insured Liabilities* as a Percentage of Net Income	Change in Self-Insured Liabilities as Percentage of Revenues
Year Ended December 31, 2009	$10.9	$190.8	$(0.6) / $(0.4)	3.3%	0.3%
Year Ended December 31, 2010	$33.1	$263.0	$0.6 / $0.2	0.6%	0.2%
Year Ended December 31, 2011	$23.5	$268.7	$(0.3) / $(0.2)	0.8%	0.1%

* Tax effected using the effective tax rate from continuing operations.

Discontinued Operations, page F-15

4.              We have read your response to our prior comment 17.  Please revise your disclosure to describe “real estate sales revenue” and “real estate sales operating profit” as proceeds from sale of properties and gain on sale of properties respectively as it does not appear that these items were generated from the operations of the property.

Response:  In response to the Staff’s comment, the Company has revised its disclosures to describe “real estate sales revenue” and “real estate sales operating profit” in the table in note 4 to A&B’s Combined Financial Statements and its Condensed Combined Financial Statements as “proceeds from the sale of income-producing properties” and “gain on sale of income-producing properties,” respectively (see page F-17 and F-55).

*              *              *

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber